                                                                Brookfield Renewable                                           Tel:    441-294-3304

                                                                Brookfield Renewable Partners L.P.                           Fax:   441-296-4475

                                                                73 Front Street, 5th Floor                                          https://bep.brookfield.com

                                                                Hamilton   HM12, Bermuda

May 31, 2017

Via EDGAR and e-mail

William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:          Brookfield Renewable Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 1-35530

Dear Mr. Thompson:

Thank you for your letter dated May 23, 2017 (the “Comment Letter”).  In my capacity as Chief Financial Officer of Brookfield Renewable Partners L.P. (the “Partnership”), I am replying to the comments raised by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Partnership.  For your convenience, your comments have been reprinted in italics  below, followed by the Partnership’s response to each comment raised in your Comment Letter.  References to “we” or the “Partnership” are to Brookfield Renewable Partners L.P.

Item 5. Operating and Financial Review and Prospects

5.A Operating Results, page 82

1.       We note your presentation of Funds From Operations per LP Unit, a non-IFRS measure, in Parts 1 and 6. Please tell us your consideration of the guidance in Question 102.05 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016 in your presentation of this measure.

The Partnership acknowledges the Staff’s comment and submits that Funds From Operations (“FFO”) has been included in our disclosure on a per LP unit basis, consistent with the guidance in Question 102.05, on the basis it is a key performance measure.

In particular:

•         FFO is a commonly used non-GAAP performance measure in the electric services industry and investors and analysts look to FFO disclosure as a supplemental performance measure to net income under GAAP.

•         FFO is used internally as a performance measure, by the Chief Operating Decision Maker (the “CODM”), to assess the operating performance of the Partnership.  FFO is not used by the CODM to assess the Partnership’s liquidity.

•         FFO provides investors and analysts with an important metric to assist in their evaluation of ongoing operating performance across multiple periods and relative to our peers by excluding items we believe do not directly affect our core operations.

•         Furthermore, the reconciliation from Net Income to FFO includes a number of non-cash adjustments (e.g., depreciation, deferred income taxes) and cash adjustments (e.g., acquisition costs and insurance proceeds). Not all of these adjustments would typically be made in the calculation of a liquidity measure.

The Partnership acknowledges that FFO was inadvertently mischaracterized as a liquidity measure on its Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”). However, the Partnership did properly characterize FFO as a performance measure in its Form 6-K prior and subsequent to the filing of its 2016 20-F. It also characterized FFO as a performance measure in its prior annual filings. In its future filings, the Partnership will only describe FFO as a performance measure, and will reconcile FFO to Net Income.

We also acknowledge that the Partnership omitted a reconciliation of FFO per LP Unit to Net Income per LP Unit in the 2016 20-F. In future filings, the Partnership will include a reconciliation of FFO per LP Unit to Net Income per LP Unit in the following format:

The following table reconciles FFO per LP Unit to Net Income per LP Unit for the year ended December 31:

U.S. dollars		2017	2016	2015
Net income	$		$0.14	$0.37
Cash portion of non-controlling interests			(1.18)	(0.93)
Distributions to preferred limited partners			(0.05)	-
Depreciation			2.71	2.23
Unrealized financial instruments gain (loss)			0.01	0.03
Share of non-cash (loss) from equity-accounted investments			0.03	0.04
Deferred income tax recovery			(0.34)	(0.28)
Other			0.13	0.23
Funds From Operations	$		$1.45	$1.69

Net income (loss) attributable to:
Non-controlling interests and Preferred limited partners' equity	$		$0.37	$0.36
Limited partners' equity			(0.23)	0.01
	$		$0.14	$0.37

Item 19. Exhibits

2.       Please tell us your basis for omitting the Interactive Data File required by paragraph 101 of the Instructions as to Exhibits of Form 20-F.

As a foreign private issuer (“FPI”) that prepares its financial statements under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Partnership submits that it was not required to include the Interactive Data File required by paragraph 101 of the Instructions as exhibits to its 2016 20-F because the Commission had not yet established a taxonomy for the submission of eXtensible Business Reporting Language (“XBRL”) for IFRS filers. The Partnership acknowledges that the Commission has recently announced the availability of such taxonomy and that FPIs will be required to submit Interactive Data Files with XBRL-tagged financial statements for fiscal periods ending on or after December 15, 2017.  Accordingly, we confirm that the Partnership will include the Interactive Data File when preparing its Form 20-F for the fiscal year ending December 31, 2017.

***

If you have any questions or comments regarding this letter, please feel free to call me at (416) 369-2546.

Yours truly,

Nicholas Goodman

Chief Financial Officer

Brookfield Renewable Partners L.P.